December 18, 2014

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Cullen/Frost Bankers, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February6, 2014
Form 10-Q for Fiscal Period Ended June 30, 2014
Filed July 30, 2014
File No. 001-13221

Dear Ms. Hayes:

We are writing in response to your letter dated December 15, 2014 with respect to the review of the Annual Report on Form 10-K for the fiscal year ended December 31, 2013 of Cullen/Frost Bankers, Inc. (the "Corporation"), which was filed on February 6, 2014 and the Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2014, which was filed on July 30, 2014. Our responses to your comments are provided below. For your convenience, we have restated the text of the comments.
In providing these responses, the Corporation acknowledges that:
•The Corporation is responsible for the adequacy and accuracy of the disclosure in the filings.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

•	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended December 31, 2013
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
Net Interest Income, page 32

1.
We note your disclosure in this section and on page 43 that you are still waiting to determine the impact of certain provisions of the Dodd-Frank Act that went into effect on July 21, 2011. Please update these sections in your next annual report.

Response: The disclosure referenced in your comment is stated as follows:
The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") repealed the federal prohibition on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts beginning July 21, 2011. Although the ultimate impact of this legislation on the Corporation has not yet been determined, the Corporation may begin to incur interest costs associated with demand deposits in the future as market conditions warrant.
Market conditions and the prevailing interest rate environment since the effective date of repeal have not necessitated that the Corporation pay interest to generate and/or retain certain demand deposits. Accordingly, to date, the Corporation has not experienced any significant additional interest costs as a result of the repeal. The disclosure above is intended to convey that, while there has not been any significant impact to date, the Corporation may be impacted in the future as future market conditions and/or the future interest rate environment could warrant the payment of interest in order to generate and/or retain certain demand deposits. Because the interest rate that could ultimately be paid on these demand deposits depends upon a variety of factors, some of which are beyond the Corporation’s control, the Corporation is not able to reliably estimate the ultimate impact of the repeal of the federal prohibition on the payment of interest on demand deposits and a statement was made to that effect.
In future filings, to the extent applicable, the Corporation will update the disclosure as follows:
The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") repealed the federal prohibition on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts beginning July 21, 2011. To date, the Corporation has not experienced any significant additional interest costs as a result of the repeal; however, the Corporation may begin to incur interest costs associated with certain demand deposits in the future as market conditions warrant.
Form 10-Q for Fiscal Period Ended June 30, 2014
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

2.
We note your disclosure regarding interest rate swap contracts and the amortization of the prime rate contract that will end in October 2014. We further note the guidance that was provided during the second-quarter earnings call to the effect that the company plans to utilize $720 million in excess liquidity to purchase municipal securities over a six-moth period starting in the fourth quarter, to offset the lost swap income. In future filings, please revise to disclose such prospective information in your MD&A. For guidance, refer to Part III of Exchange Act Release No. 26831 (May 18, 1989).

Response: In future filings, the Corporation will disclose significant prospective information in Management's Discussion and analysis of Financial Condition and Results of Operations, as applicable, and will discuss any material, known expected future trends.

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Should you have any questions concerning the foregoing, please do not hesitate to call me at (210) 220-4841.
Sincerely,

/s/ Phillip D. Green

Phillip D. Green
Group Executive Vice President
and Chief Financial Officer